US Tiger Securities, Inc.

437 Madison Ave, 27/F

New York, NY 10022

United States of America

VIA EDGAR

August 5, 2025

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Ms. Jan Woo
Mr. Mitchell Austin

Re:	Yimutian Inc. (the “Company”) (CIK No. 0001991605)
Registration Statement on Form F-1, as amended (Registration No. 333-287877)
Registration Statement on Form 8-A (Registration No. 001-42760)

Dear Ladies and Gentlemen:

We hereby join the Company’s request for the acceleration of the above-referenced Registration Statements, requesting effectiveness for 4:00 p.m., Eastern Time on August 7, 2025, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between July 22, 2025 and the date hereof, we have distributed as many copies of the Preliminary Prospectus dated July 22, 2025, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature page follows]

Very truly yours,

US TIGER SECURITIES, INC.

By:	/s/ Jack Ye
Name:	Jack Ye
Title:	Managing Director